SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C. 20549

                         AMENDMENT NO. SEVEN TO
                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                        LARSON-DAVIS INCORPORATED
                            (Name of Issuer)

                     Common Stock, $ .001 par value
                     (Title of Class of Securities)

                                 517310
                             (CUSIP Number)

                        CONNIE C. HOLBROOK, ESQ.
                  180 East First South, P. O. Box 45433
                       Salt Lake City, Utah 84145
                             (801) 534-5202

                                Copy to:

                             CLYDE M. HEINER
                  President and Chief Executive Officer
                     Questar Development Corporation
                  180 East First South, P. O. Box 45433
                       Salt Lake City, Utah 84145
                   (Name, Address and Telephone Number
                     of Person Authorized to Receive
                       Notices and Communications)


                              August 10, 1995
                      (Date of Event which Requires
                        Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
      Schedule 13D, and is filing this schedule because of Rule
      13d-1(b)(3) or (4), check the following box   __

      Check the following box if a fee is being paid with this statement
       __

                               SCHEDULE 13D


CUSIP No. 517310                             Page  2 of  4 Pages


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)__
                                                         (b)__

  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

      Not Applicable

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   PURSUANT TO
ITEM 2(d) OR 2(E)      __


  6   CITIZENSHIP OR PLACE OF ORGANIZATION


    NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH         7  SOLE VOTING POWER

                      361,000

                   8  SHARED VOTING POWER

                      0

                   9  SOLE DISPOSITIVE POWER

                      361,000     See Item 5

                  10  SHARED DISPOSITIVE POWER

                      0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5.54%

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                           __

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


  14   TYPE OF REPORTING PERSON*
       CO

           This Amendment No. 7 amends and supplements the Schedule on 13D dated September 7, 1989, amended on September 12, 1989, amended on October 4, 1989, amended on October 6, 1993, amended on February 10, 1994, amended on May 31, 1995, and amended on July 13, 1995, relating to the common stock, $.001 par value per share, of Larson-Davis Incorporated (LDI) filed by Questar Development Corporation (Questar Development).
Item 3.  Source and Amount of Funds or Other Considerations
           Since Questar Development has sold shares of stock, this item is not applicable.
Item 4.  Purpose of Transaction.
           Questar Development owns shares issued by LDI for investment purposes only and not for the purpose or effect of changing or influencing the control of LDI. Questar Development has no current plan to acquire additional shares of LDI's stock or to exercise control of LDI.
Item 5.  Interest in Securities of the Issuer.
           Questar Development has been periodically selling shares of LDI stock. As of August 10, 1995, Questar Development had sold more than 1 percent of the issuer's securities since the date of its last Amendment.
           Questar Development has sole voting power and sole dispositive power over the 361,000 shares of common stock issued by LDI.
           Questar Development intends to continue to dispose of shares of LDI's stock as market conditions are favorable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with
           Respect to Securities of the Issuer.
           Not applicable.
Item 7.  Material to be Filed as Exhibits.
           Not applicable.

                                SIGNATURE
           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

 August 11, 1995
                                  /s/ Clyde M. Heiner
         Date                      Clyde M. Heiner
                                   President and Chief Executive Officer
                                   Questar Development Corporation